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WRITER'S EMAIL ADDRESS:

nathan.greene.@shearman.com

April 27, 2012

Via Email and EDGAR Correspondence Filing

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Torchlight Value Fund, Inc.  and Torchlight Value Fund Master, LLC Registration Statements

Dear Mr. Eskildsen:

This letter responds to the comments you provided by telephone to the most recent Torchlight Value Fund, Inc. (the “Feeder Fund”) and Torchlight Value Fund Master, LLC (the “Master Fund” and together with the Feeder Fund, the “Funds”) Registration Statements (the “Registration Statements”).  Below, I identify each of your comments and offer our responses.  Our responses are organized in the order that your comments would appear within the Feeder Fund’s Registration Statement1.  At next year’s annual update, we will file an amended Registration Statement reflecting the changes described herein following any further discussions with you.

I.	Summary – Page 3 – Investment Objective

1.	COMMENT: You asked that we include discussion of the Funds’ (i) credit policies and (ii) maturity policies.

1 The Registration Statements are each organized as a Prospectus and Statement of Additional Information, with pagination for each part separately numbered.  Capitalized terms used herein but not defined have the meaning ascribed to them in the Registration Statements.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Chad Eskildsen

RESPONSE: Regarding comment (i) above, we will make the requested change by adding the following after the second paragraph of the Investment Objective section:

“The Master Fund may invest in securities with any investment rating, as well as unrated securities.  However, securities rated below B- or unrated may not exceed 20% of the Master Fund’s total asset value.”

Regarding comment (ii) above, the Master Fund does not have any established maturity policies to disclose.  We will note that the Master Fund may purchase and hold securities of any duration.

II.	Summary – Page 3 – Risk Factors

2.	COMMENT: You commented that in the Risk Factors section, we should include disclosure regarding the Master Fund’s “junk bond” holdings.

RESPONSE:  In response to your request to include disclosure regarding risks associated with defaulted securities, we will include the words “high yield risk” after the reference to “credit risk,” in the last sentence of first paragraph of the Risk Factors section.

Further, we will include the following risk factor after the fourth paragraph of the Risk Factors section:

“High yield risk is the possibility that the Master Fund may invest in high yield securities (commonly known as “junk bonds”), which may be subject to greater levels of credit (including issuer default) and liquidity risk than investment grade securities and may experience extreme price fluctuations. The securities of such companies may be considered speculative and the ability of such companies to pay their debts on schedule may be uncertain.”

III.	Summary – Page 5 – Risk Factors

3.	COMMENT: You asked that we include a reference to the Master Fund’s limitation in investing more than 15% of its net assets in illiquid securities.

RESPONSE:  We will make the requested change to the Risk Factors section by adding the following in place of the first sentence of the sixth paragraph:

“The Master Fund may invest in securities that lack an established secondary trading market or are otherwise considered illiquid, but will invest no more than 15% of its net assets in securities deemed to be illiquid under applicable SEC liquidity interpretations.”

Mr. Chad Eskildsen

IV.	Summary – Page 7 – Fee and Expenses

4.	COMMENT: You asked that we remove the references to a Fee Waiver and Net Expenses in the fee table.

RESPONSE:  We will make the requested changes.

5.	COMMENT: You asked that the Fund remove the footnote regarding the Total Annual Fund Operating Expenses.

RESPONSE: We acknowledge this request, but suggest retaining this footnote, as we believe it provides material information to investors.  The fact that there is a standing fee cap is material even in years when fund expenses are below the cap.

V.	Summary – Page 8 – Investment Objectives and Policies

6.	COMMENT: You asked that we remove the discussion of the weighted credit quality of the Master Fund, as FINRA does not permit references to a weighted-average bond rating.

RESPONSE: As per our telephone discussion, we do not believe that this language should be removed, as that FINRA position is applicable only to materials subject to FINRA rules and interpretations.

VI.	Statement of Additional Information – Page 5 – Restricted and Illiquid Securities

7.	COMMENT: You asked that we include a reference to the Master Fund’s limitation in investing more than 15% of its net assets in illiquid securities.

RESPONSE:  We will make the requested change by adding the following before the fifth sentence of the Restricted and Illiquid Securities section:

“As previously discussed, the Master Fund may invest no more than 15% of its net assets in securities deemed to be illiquid under applicable SEC liquidity interpretations.”

Mr. Chad Eskildsen

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc:	Ramalingam Ganesh (Chief Compliance Officer of the Funds)